

February 15, 2013

Via E-mail
James Sammon
Chief Executive Officer
Greenwind NRG Inc.
69 Saphire, The Grange
Stilorgan, Co.
Dublin, Ireland

>   **Re: Greenwind NRG Inc.**
>   **Amendment No. 7 to Registration Statement on Form S-1**
>   **Filed February 6, 2013**
>   **File No. 333-178741**

Dear Mr. Sammon:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 8

1.   Please include the risk factor that the paragraph numbered 5 in your letter to us dated December 20, 2012 indicated you would disclose, or provide us your analysis of why this risk factor is no longer required.

Use of Proceeds, page 15

2.   It appears that you have not allocated sufficient proceeds to address your negative working capital. Please clarify how you will satisfy the balance of your working capital needs as required by Instruction 3 to Regulation S-K Item 504. Currently, it is unclear how you have a reasonable basis to represent to investors that you could allocate the

proceeds in the manner disclosed in the "$50,000" column without funds to pay your existing liabilities.

Part II. Information not Required in Prospectus, page II-1

3.   Please provide the undertakings required by Item 512 of Regulation S-K.

Exhibit 23.1

4.   Please provide a currently dated and signed consent from your independent accountants with the next amendment which properly includes references to the most recent audit report in the filing. We note that the current reference is to a report dated December 14, 2011 and not January 22, 2013, the date of the report in the filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kevin Kuhar at (202) 551-3662 or Kate Tillan, Assistant Chief Accountant, at (202) 551-36604 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Scott Doney, Esq.